Mail Stop 4561

December 12, 2007

VIA USMAIL and FAX (248) 737 - 9110

Mr. Kenneth R. Howe
Vice President and Chief Financial Officer
Agree Realty Corporation
31850 Northwestern Highway
Farmington Hills, Michigan 48334

      Re: **Agree Realty Corporation**
              Form 10-K for the year ended 12/31/2006
              Filed on 3/14/2007
              File No. 001-12928

Dear Mr. Kenneth R. Howe:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                    Sincerely,

                    Linda Van Doorn
                    Senior Assistant Chief Accountant